Exhibit 99.4 Enabling NextGen Smart Cards for Payments & Card-based Applications February 2022 Oslo Børs: IDEX Nasdaq: IDBA Copyright © 2022 IDEX Biometrics ASA

Disclaimer This presentation includes forward-looking information and statements that are subject to risks and uncertainties that could cause actual results to differ. Such forward-looking information and statements are based on current expectations, estimates and projections about global economic conditions, the economic conditions of the regions and industries that are major markets for IDEX Biometrics ASA (IDEX) and its subsidiaries. These expectations, estimates and projections are generally identifiable by statements containing words such as expects , believes , estimates or similar expressions denoting uncertainty. Important factors that could cause actual results to differ materially from those expectations include, among others, economic and market conditions in the geographic areas and industries that are or will be markets we target, market acceptance of new products and services, changes in governmental regulations, interest rates, fluctuations in currency exchange rates, and such other factors as may be discussed from time to time. Although IDEX believes its expectations and the information set forth in this presentation were based upon reasonable assumptions at the time when they were made, it can give no assurance that those expectations will be achieved or that the actual results will be as described in this presentation. IDEX is not making any representation or warranty, expressed or implied, as to the accuracy, reliability, or completeness of the information in this presentation, and neither IDEX nor any of its directors, officers, or employees will have any liability to you or any other persons resulting from your use of the information in this presentation. IDEX undertakes no obligation to publicly update or revise any forward-looking information or statements in this presentation. 2 Copyright © 2022 IDEX Biometrics ASA Copyright © 2021 IDEX Biometrics

IDEX Biometrics – The Next Generation of Payments $$ Multi-billion Market Opportunity Superior Biometric Performance Disruptive System Costs Capturing a Market Inflection Point 3 Copyright © 2022 IDEX Biometrics ASA

Highly Experienced Leadership Team Jamie Simms Catharina Eklöf Vince Graziani CCO CFO CEO Stan Swearingen Anthony Eaton Fred Benkley Chris Ludden SVP-Strategy CTO SVP-Innovation SVP-Engineering 4 Copyright © 2022 IDEX Biometrics ASA

The Case for Card-based Fingerprint Authentication Reduced fraud: ü Secure, high-value Challenges contactless transactions Fraud Identity protection: ü Encrypted biometric data; stored only on the card Security Ease of use: ü Simple, low-cost enrolment User Convenience ü Seamless user experience Economic benefits: Card Economics ü New customer acquisition ü “Top of Wallet” effect ü Direct Monetization 5 Copyright © 2022 IDEX Biometrics ASA

The Opportunity Copyright © 2022 IDEX Biometrics ASA

Rapid Scaling of Biometric Payment Cards Total market: ~5 Billion smart cards per year ▬ Includes all cards with secure element Addressable Market: payment cards ▬ >3.0 billion payment smart cards per year Serviceable Market: dual interface payment cards ▬ >1.9 billion contactless cards per year, growing at >8% CAGR ▬ Biometric penetration rate is rising faster than contactless adoption ▬ Forecasting 18% penetration by 2025, representing > 500 million cards >$1B-$2B Multi-Billion $ SAM in payment cards alone ▬ Only two established competitors ▬ Market regulations limit threat of new low-cost competitors 7 Copyright © 2022 IDEX Biometrics ASA

Primary Target: Biometric Payment Cards Yearly Issuance of Payment Card Types 2021: A Market Inflection Point Biometric Cards Contactless Cards Payment Infrastructure Already in Place Pin and chip Cards Standards established and certifications in place Total Payment Cards Banks and issuers launching: 3 Bn − Started with BNP Paribas in 2021 − Several Swedish banks launching in 2022 2 Bn − Expecting double digit bank launches Contactless (NFC) = 8 years globally in 2022 Chip & PIN (Contact) = 18 years 1 Bn Scaling faster than contactless 8 Copyright © 2022 IDEX Biometrics ASA Copyright © 2021 IDEX Biometrics

China’s Digital Currency Initiative Could Double our SAM ….IDEX partners engaged with all 6 regional banks; China’s central bank and digital currency: e-CNY two bank trials announced so far… >400 million people targeted by this central bank initiative (six participating regional banks) Initial deployment for Winter Olympics 2022 Greater than $1billion opportunity Digital currency requires enhanced security Secure off-line payment device: Hardware wallet …enabled by major Chinese partnerships 9 Copyright © 2022 IDEX Biometrics ASA

Long-term Vision: Universal Security Device Biometrically-enabled cards secure a range of applications Payment (card present and card not present) Cybersecurity / Data Access Access Control (Physical) Central Bank Digital Currency (CBDC) wallet Public Transportation / Ticketing Healthcare and Government ID An off-cloud personal security device to protect Each application represents a range of mobile and internet applications a multi-billion card opportunity 10 Copyright © 2022 IDEX Biometrics ASA Copyright © 2021 IDEX Biometrics

Competitive The Opportunity Advantage Copyright © 2022 IDEX Biometrics ASA Copyright © 2021 IDEX Biometrics

Superior Technology Drives Differentiation Disruptive card architecture Disruptive cost Performance leadership Versatile enrollment options Flexible and comprehensive solution 12 Copyright © 2022 IDEX Biometrics ASA

The TrustedBio Architectural Advantage



IDEX TrustedBio

Card Architecture

- ✓ Simple Bill of Materials (BOM) driven by integration:
  - TrustedBio System in Package
  - EMVco – Certified Secure Element
- ✓ **Passive** card inlay = lower cost & improved yield

Total Card Cost: ~$5



Commodity Sensor

Card Architecture

- ✗ Complex Bill of Materials required:
  - Silicon Sensor
  - MCU: biometric processor
  - PMIC: power management
- ✗ **Active** card inlay with numerous components

Total Card Cost: >$15

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Copyright © 2022 IDEX Biometrics ASA
IDEX

Infineon Partnership Enables Complete Solution

Accelerates time to revenue and improves margins

Infineon SLC38
Latest Generation
Secure Element

IDEX
TrustedBio Max



infineon
IDEX
1234 5678 9876 4532
01/23
STEFFI BURTON

Turnkey Card Design
Complete Solution

Fully integrated design enables:
- Lowest cost profile of any solution
- Rapid time to market

Game changing performance:
- Biometric process time: ~250ms
- Total transaction time (with EMV):~500ms
- Market-leading False Reject Rate
- EMV Pre-certification

Infineon is the market share leader for security ICs globally

14 Copyright © 2022 IDEX Biometrics ASA

IDEX

Ecosystem Partners are Key to Sales Strategy IDEX works jointly with partners to drive demand across the value chain Card Manufacturers Banks and Issuers Secure Elements Personalization Inlay Sensor/Matcher/OS Processors IDEX and technology partners IDEX and card manufacturing partners • Drive design-wins with card manufactures • Drive demand with Banks and Issuers • Enable biometric card manufacturing • Enable personalization bureaus and processors to support biometric cards Through our partners IDEX can address greater than 70% of the payment card market 15 Copyright © 2022 IDEX Biometrics ASA

2021: A Pivotal Year for Commercialization

IDEMIA gaining significant market traction

Building order backlog and mass production order to support commercial launches in 2022

IDEX/Infineon platform with industry leading performance

Infineon is the world's leading provider of secure elements.

6 new design wins since launch

Network certification for IDEX solutions

Rapid adoption of leading card makers and issuers

Unlocking another $1B+ SAM: e-CNY



e-CNY biometric Hard Wallet roll-out anticipated in 2H 2022

Staying ahead of competition



TrustedBio MAX™: The most advanced and integrated biometric payment solution ever created

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Copyright © 2022 IDEX Biometrics ASA
IDEX

Financial Profile Copyright © 2022 IDEX Biometrics ASA

Q4 2021 Financial Summary Revenue trends remain positive Summary Profit & Loss Statement ($000) Q4 2021 Q3 2021 Q2 2021 Q1 2021 Q4 2020 • Continued growth in payments Product $ 787 $ 731 $ 696 $ 623 $ 593 • Sustained shipments for logical access Services - 1 1 1 5 • First shipments for Cyber/Access control Total Revenue 787 732 697 624 598 Sequential expense fluctuation: Purchases, net of inventory change 430 300 304 220 178 • ~$1.2M FX accounting – non-cash Payroll expenses 6,280 5,044 4,682 5,101 5,206 • ESPP charge (non-cash) Research and development expenses 532 659 881 608 (144) Other operating expenses 2,142 1,729 1,763 1,713 2,157 • Achievement-based compensation accrual Depreciation and amortization 428 460 460 454 439 • Transition from R&D to Commercial focus Total Operating expenses 9,812 8,192 8,090 8,096 7,836 Cash balance Loss from operations $ (9,025) $ (7,460) $ (7,393) $ (7,472) $ (7,238) • $33.8 million as of December 31 18 Copyright © 2022 IDEX Biometrics ASA

Strong Operating Leverage in Long-term Model

- Potential for extraordinary revenue growth
  - ✓ Expanding opportunity pipeline
  - ✓ Rapidly increasing backlog and pending design wins

- Target Operating Model at Scale:
  - ✓ Scalable fabless semiconductor model
  - ✓ 50%+ gross margins
    - Consistent with fabless model
    - Reflects differentiation and solution cost leadership
  - ✓ ~30% operating margins
  - ✓ Scalable for sustained cash flow
    - Concentrated customer base limits channel expenses
    - Low CapEx and leveraged OpEx


Mastercard.
mastercard.
5412 7512 3412 3456
00/00
Lee M. Cardholder

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Copyright © 2022 IDEX Biometrics ASA
IDEX

Summary Copyright © 2022 IDEX Biometrics ASA

IDEX Biometrics – Differentiated and Disruptive Massive Addressable Market: Payment cards, Cybersecurity / Data $$ Access, Digital Currencies, and other adjacent markets Superior Biometric Performance: Enabling a secure and seamless user experience at ground-breaking transaction speeds Disruptive System Costs: Unique sensor architecture enables high integration and lowest possible cost Capturing a Market Inflection Point: Commercial engagements with industry leaders driving market adoption 21 Copyright © 2022 IDEX Biometrics ASA

Thank you! Copyright © 2022 IDEX Biometrics ASA